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                             June 12, 2023

       Francisco Salva
       President and Chief Executive Officer
       Azitra Inc
       21 Business Park Drive
       Branford, CT 06405

                                                        Re: Azitra Inc
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed June 5, 2023
                                                            File No. 333-269876

       Dear Francisco Salva:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2023 letter.

       Amendment No. 5 to Form S-1 filed June 5, 2023

       Financial Statement For the Fiscal Year Ended December 31, 2022
       Note 9. Stockholders' Equity, page F-21

   1. Here you state that the common stock in this footnote has not been given retrospective adjustment as discussed
in Note 19. However, Note 19 states that all references to
                                                        common stock and
related information contained in the consolidated financial statements and related footnotes
have been retrospectively adjusted. Please revise to be consistent.
                                                        The same comment
applies to your interim financial statement Note 8 on page F-45.
 Francisco Salva
FirstName
Azitra Inc LastNameFrancisco Salva
Comapany
June       NameAzitra Inc
     12, 2023
June 12,
Page 2 2023 Page 2
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Daniel K. Donahue, Esq.